EXHIBIT 21.1

SUBSIDIARIES OF LIFELINE SYSTEMS, INC.

Lifeline Systems Securities Corporation

111 Lawrence Street

Framingham, Massachusetts 01702-8156

Incorporated in the Commonwealth of Massachusetts

Lifeline Systems Canada, Inc.

95 Barber Greene Road

North York, Ontario, Canada M3C 3E9

Incorporated in the Province of Ontario, Canada

Lifeline Systems Export, Inc.

The Financial Services Centre

Bishops Court Hill

St. Michael, Barbados

Incorporated in the Country of Barbados